FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 14, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for August 14, 2006 and incorporated by reference herein is the Registrant’s immediate report dated August 14, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: August 14, 2006

BluePhoenix Selected to Migrate Mission Critical IRIS Core Banking
Application to J2EE for Rural Servicios Informáticos

Migration Project to Significantly Increase User Availability, Customer Service;
Decrease Time to Market of Products and Services

         MILAN, Italy & HERZLIA, Israel – August 14, 2006 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in Enterprise IT Modernization, today announced that Rural Servicios Informáticos (RSI), the IT service provider for all of Spain’s rural savings banks, has selected BluePhoenix to migrate its IRIS Core Banking application to a Java Enterprise Edition (J2EE) platform. RSI, a long-standing customer of BluePhoenix, expects the project to enable its clients to improve customer service and more rapidly introduce new products and services.

The migration effort is a part of an overall modernization project called AGROS aimed at renewing RSI’s IRIS system and re-architecting it toward service-oriented architecture (SOA) standards. The project is being carried out by RSI in partnership with BluePhoenix Solutions and IBM Global Services and is supported by Maraton Information Services, a Spanish system integrator. Maraton will provide the on-site integration, BluePhoenix will perform the migration using its automated tools and proven methodology and IBM will provide infrastructure and hardware-related services.

RSI is owned by its member banks and today services more than 80 banks, comprising more than 3,800 branches located across Spain. By migrating its IRIS Core Banking to J2EE, RSI will realize several benefits. Bank employees will have increased availability to the system because IRIS will now be accessible via Web Services. This means users will have the flexibility to access the application via the Web from PDAs and other mobile devices. In addition, member banks will benefit from a reduced time to market of new products and services through the implementation of BluePhoenix™ AppBuilder and J2EE’s modular programming techniques, which allow a high degree of re-use and decreased development time and costs.

“We are migrating a mission-critical application that is used by all of Spain’s rural savings banks,” said Luis Martínez Gómez-Lobo, production system manager at RSI. “This huge undertaking requires the proven migration expertise and tools that support our growing application and business goals.” He concluded, “After working with BluePhoenix previously and examining other solutions on the market, it is very clear that the company can perform the migration of IRIS to J2EE better, faster and more cost effectively than any other available option.”

The IRIS Core Banking Application was originally developed by RSI and IBM Global Services using AppBuilder. AppBuilder allows companies to build, deploy and maintain large-scale, custom-built business applications without being dependent on any particular technology. In this project, AppBuilder was used to redevelop and re-architect the application in a quick and efficient manner.

The BluePhoenix product suite also allows existing legacy applications to be modernized using the BluePhoenix Redevelopment solution. Applications developed and redeveloped with AppBuilder can execute in various configurations of browser, server and communication protocols. This allows complete flexibility in choosing customer-to-business, business-to-business or internal e-commerce architecture.

“This migration with the BluePhoenix extended suite of tools will enable RSI to deliver more flexible and superior service to its member banks,” said Mario Zerini, vice president at BluePhoenix. “A much greater number of bank employees will now have access to the system and can provide more expeditious and improved service to their customers. In addition, the time-to-market of new banking products will be shorter due to AppBuilder’s capability to support Web Services, facilitating faster development time on one hand, and easier integration with other banking applications on the other.”

BluePhoenix Solutions has extensive experience in automated global assessment, platform, database, and application migration and remediation projects for a range of financial institutions worldwide, including Banca Carige, Bank Leumi, Isbank, Merrill Lynch, TEMENOS Group AG (SWX: TEMN), and others.

About Rural Servicios Informáticos (http://www.cajarural.com)
Rural Servicios Informáticos (RSI) is the IT services provider for all of Spain’s rural savings banks and works on an outsourced basis. Founded in 1986, these banks have more than six million customers and perform more than four million transactions per day. RSI has been certified by the “Compania International Procesix” as CMMi Level 2 compliant during 2005, with plans to move to Level 3 in 2006 and 2007.

About Maraton Information Systems (www.maraton.com)
Founded in 1983, Maraton Information Systems S.A. is a Spanish supplier and integrator of global IT and communications solutions . It supplies hardware, software, and services for ERP projects, e-business, storage management, high availability, and server consolidation. It also provides customers with the complete IT solution package: analysis, consultancy, design, installation and configuration, training, technical back up, and maintenance.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services for IT Understanding, Migration, Remediation and Redevelopment helps customers grow revenue, reduce costs, shorten time to market and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic. BluePhoenix offerings help firms effectively plan and carry out strategic projects such as database, application and platform migrations; field transformations; system standardizations; application development and redevelopment; and application outsourcing.

Its solutions serve companies from numerous diverse industries, such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 12 offices in the U.S., UK, Denmark, Germany, Italy, the Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international information technology company.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com